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# INVEST IN FAFCO

*CoolPV® can deliver up to 4x the power of stand alone solar panels*

**110**
investors

**$247,939**
raised of $200K-$1M goal

$500 min **INVEST**
by Wefunder Portal LLC

**Buy Stock**

**$18M** pre-money valuation | **$120.38**/share | Common Stock

If you invest, you believe the company will be worth more than $18M in the future. FAFCO is using a custom contract, see the contract for details.

> EARLY BIRD BONUS: $12M Pre-Money Valuation | $82.14 / share
> Investors who fund the first 3,043 shares (approx. $250,000) of this fundraise will invest at $82.14 per share and $12M pre-money valuation.

INVESTOR PERKS

**$500+** Any investor who invests will get a coupon good for $100 off the installed price of each CoolPV panel they purchase. The maximum value of the coupon is $2,000 (or twenty panels at $100 each). Only applies to new system quotations. Multiple discounts are not allowed. If there is no dealer in an investor's area, the coupon will be good for one year while we try and establish dealers.

**$10,000+** In addition to the coupon described in 1 above, any investor who invests $10,000 or more, gets dinner with both our CEO and founder/chairman, and a tour of our manufacturing facility in Chico, California. The investor must pay for their travel to and from Chico. We will pay meal and hotel expenses in Chico.

**$100,000+** In addition to the coupon described in 1, any investor who invests $100,000 or more gets to spend a weekend skiing with our founder/chairman in Lake Tahoe. The investor will meet our founder/chairman in Palo Alto, California. Our founder/chairman will fly the investor plus one guest to his home in the North Shore where they will spend two days and two nights. All meals and lift tickets are included.

---

> *"CoolPV is an enhanced solar electric panel that generates electricity and heats water from one panel using the same valuable roof space. Because CoolPV cools the solar electric module, it increases the output of the PV module by up to 20%. Including thermal energy, CoolPV can generate up to 4x the power of PV alone. CoolPV lets customers save money, increase their home value, and be environmentally friendly all at the same time. Made in the USA, CoolPV generated $570K in sales in 2016.*



Freeman Ford
FOUNDER & CHAIRMAN, FAFCO

## OUR AMBITION

Founded in 1969, FAFCO revived the nascent US solar thermal industry. Our first innovation replaced copper with engineered polymers in solar pool heating panels. Today, our goal is to transform the industry again. We introduced CoolPV in late 2015, a combination of solar thermal and solar electric technology which we believe will revolutionize the solar industry. After all, we're no startup; we've been in business for forty years and in 2015, we generated over $6.9 million in revenue.

## KEY FACTS

- One of the oldest and largest solar thermal manufacturers in the U.S.—founded in 1969 and incorporated in 1972.
- Generated $6.9 million in revenue in 2015 (fiscal year)
- CoolPV is a commercially viable combined solar thermal and solar electric system. CoolPV can generate up to 4x the power of a regular PV system
- CoolPV can decrease energy bills by 50% or more
- 20 issued or pending patents (CoolPV) in the U.S. and global markets over 47 years
- FAFCO's products have been installed on approximately 200,000 customer's homes since its inception
- Founder has been inducted into International Solar Hall of Fame
- FAFCO's vertically integrated United States manufacturing facility was designed and built to make engineered polymer heat exchangers for solar thermal, thermal batteries, and CoolPV applications for their respective global markets.

## DOCUMENTS

FAFCO_Coupon_-_CoolPV_-_Final.pdf

fafco.com

*from Chico CA*

TECH HARDWARE B2C INFRASTRUCTURE SOLAR CLEAN-TECH CONSTRUCTION B2B ENERGY

# WHY I LIKE FAFCO

> *In 1981, when I was the director of the Stanford Business Schools' Sloan program, Freeman was one of my students. I've always been impressed by his energy and his vision for FAFCO. I invested in FAFCO a couple of times, and Freeman's always been as good as his word. I'm really impressed with the potential of CoolPV. I am also very pleased that I will be able to say I played a small part in helping FAFCO change the direction of the solar industry one more time.*



**John Steinhart**

STEINHART HUMAN RESOURCES, FAFCO INVESTOR

## We are One of the Oldest and Largest Solar Thermal Manufacturers in the U.S.

**We have a forty-seven year history of innovation and are one of the founding companies in the modern day solar industry.**

In 1969, FAFCO® pioneered the use of engineered polymer materials for solar pool heating. Our technology replaced expensive, difficult to install copper technology with inexpensive , customer friendly polymers. Since it's inception, FAFCO has sold nearly 2 million engineered polymer heat exchangers. FAFCO products have been installed on approximately 200,000 customer's homes.

# 5 nuclear powerplants

Since inception, FAFCO has sold nearly 2 million polymer heat exchangers worldwide. When taken together, the power produced by all of those heat exchangers is equivalent to the output of 5 nuclear power plants.

## CoolPV Delivers up to 4x the Power of Stand Alone Solar Panels

**CoolPV combines solar thermal and solar electric technology to create a cleaner, more efficient and economical way to generate power.**

Our CoolPV system combines a solar electric panel with one of our polymer heat exchangers, The polymer heat exchanger cools the solar electric panel, increasing it's electrical output from 2% to 20%, depending on the application. Our CoolPV system can convert 60% of the sun's energy into usable power compared to approximately 20% for PV alone.

### Annual System Energy Performance based on 400sqft pool in Sacramento, CA.

#### Solar Electric (PV)



**11,317 kWh**[1]

Energy Production

*1. Twenty-eight 275W PV modules.*

## Solar Thermal



**14,771 kWh**[2]

Energy Production

*2. Six 4' x 10' Sunsaver ST pool heating panels.*

## CoolPV



Patents Pending
By FAFCO

**28,051 kWh**[3]

Energy Production

*3. Twenty-eight CoolPV modules.*



Energy Output, Watts
1200
1000
800
600
400
200
0
44 43
98 231
147 546
186 831
210 1011
226 1149
222 1196
211 1155
191 1072
156 915
109 622
52 307
14 47
7am
8am
9am
10am
11am
noon
1pm
2pm
3pm
4pm
5pm
6pm
7pm
*South facing roof, typical June Day, Northern CA, consistant inlet temp of 77F
PV
CoolPV

# 60%

of sun's energy can be converted into power

# 50%+

Approximate savings on electric bill

## How it Works

### CoolPV delivers up to 4x the power of a stand alone solar electric system using the same roof space.

We first combined solar thermal and solar electric into one panel in the late 1990's. Development was restarted with a US Navy contract in 2012. CoolPV is tested, certified, class A fire rated, and locally code compliant. It was introduced to the market in late 2015.


Electricity to Grid
Warm and Comfortable Pool
Solar Heated Water

### More Power From Your Roof

*CoolPV combines solar thermal and solar electric into one panel—maximizing the power produced by your scarce roof space. CoolPV can adapt to any roof structure.*

### Enhance the Electrical Output of your Solar Electric System

*The polymer heat exchangers in CoolPV cool your solar electric panels increasing their electrical output from 2% to 20% depending on the application.*

# $6,996,400

## In (Fiscal Year) 2015 Total Revenue

**We're not a startup—and we have the experience and the revenue to prove it.**

Before our pivot in 2015, FAFCO had a forty year history of leading the solar thermal industry and heating the pools of nearly 200,000 customers across the U.S. CoolPV is ideal for other water heating applications like laundromats, food processing, and domestic water heating. Already, CoolPV is being enthusiastically received by our loyal customers.



$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Oct '15
Nov '15
Dec '15
Jan '16
Feb '16
Mar '16
Apr '16
May '16
Jun '16
Jul '16
Aug '16
Sep '16
Oct '16
Nov '16
Dec '16
Cumulative CoolPV Sales All Years

# We Want to Power the Everyday Task

CoolPV has the potential to not only heat pools and water for homes, but also provide heated fluids in commercial and industrial applications. Our grand vision is to deliver as much renewable energy to customers as possible, providing affordable energy for the everyday tasks you don't even think about: laundry, showers, food processing, and more.



## Laundromats

- Military
- Hotels
- Dorms



## Showers

- Hotels
- Dorms
- Multi-Unit Housing



## Food Processing

- Hotels
- Cafeterias
- Industrial



## Swimming Pools

- Residential
- Hotels
- Gyms

## A leader in the Solar Thermal Industry for Over 40 Years

**FAFCO is one of the largest and oldest solar thermal manufacturers in the U.S. We're now leveraging that experience and network to bring CoolPV nationwide.**

**1969** — **Founded by Freeman Ford and Richard Rhodes in 1969**
Incorporated in 1972, FAFCO pioneered the nascent US solar thermal industry.

**1969** — **Sold our first $10M in solar pool heating product**

**1978** — **Freeman Ford was inducted into the California Solar Energy Industry Association (CalSEIA) hall of fame.**

**1984** — **Thermal Energy Storage**
**icestor.com**
FAFCO polymer heat exchangers are adapted for use as thermal batteries. Here, electricity is stored as ice for use when electricity prices are most expensive.

**1987** — **Sold first $100M in solar pool heating sales**

**1993** — **Completed the first CoolPV R&D program.**

**1999** — **Freeman Ford was inducted into the International Solar Hall of Fame**
One of only 47 individuals inducted into the hall since its founding in 1976.

**2006** — **Started the NREL / Navy / Guam CoolPV proof of concept contract.**
This research would form the basis for our current product: CoolPV.

**2011** — **FAFCO introduced CoolPV**
A commercially viable enhanced solar electric system that heats water and generates electricity using the same panel on the same roof space.

**2015** — **CoolPV Sales Increase Tenfold**
CoolPV sales increased to $570K through our dealer-direct sales channel.

**2016** — **Plan to establish our first international CoolPV licensee for regional commercial CoolPV applications.**

**Q3 2017** — **Plan to triple the number of dealers in our US network.**

**Q4 2017**

# HELP US ENERGIZE THE FUTURE



I have always been fascinated by solar energy. If we covered a very small percentage of the Sahara Desert, say 5%, with solar panels we could power the entire planet with the sun. With a goal of removing myself from the grid, starting with the energy I use to heat my pool, I founded FAFCO in 1969. Since the beginning, we've been focused on delivering the most efficient form of solar energy – solar thermal – especially for use in pool heating. If you added up the energy generation of all the solar collectors my company has produced in its history, it would equal the output of five nuclear power plants.

Today, solar electric or PV dominates the conversation about solar. While I really like solar electric, it only converts about 20% of the sun's energy into usable power for a home. It also takes up a lot of valuable solar roof space. Solar pool heating can convert about 70% of the sun's energy to heat a pool, but it can't generate electricity to run my TV or my microwave. What if we had a product that could combine solar electric and solar thermal into one panel and deliver the most usable power from our scarce and valuable roof space? If this new product could also cool the solar electric panel, we could increase the electrical output of the panel by another 20%.

After over a decade of hard work, my company has found the answer. In 2015, we introduced a truly innovative product called CoolPV. CoolPV can produce up to four times the power of a solar electric system alone. I installed my CoolPV system last year and I find it almost addictive to watch my power meter say "power received" - just ask my wife! I'm also closer than ever to being off the grid. If you'd like to join the energy independence crusade, then you have to have a CoolPV system.

Thank you,



Freeman A. Ford
Founder and Chairman of FAFCO Inc.

## FOUNDER



**Freeman Ford**

Founder & Chairman

*He was president of the Solar Energy Industry Trade association, holds a Master's degree from Stanford Business School and graduated from Dartmouth College before flying for the Navy in Viet Nam.*

## AND THE REST OF THE TEAM



**Robert Leckinger**

President & CEO

*A co-inventor of our new combined solar electric and solar heating product called CoolPV®. Mr. Leckinger was previously the vice president and general manager of Worthington Precision Metals .*



**Terra Ayers**

Vice President of Operations

*Before joining FAFCO, Ms. Ayers worked in procurement for a large contract manufacturer and in human resources for two subsidiaries of Johnson & Johnson.*



**Phil DelNegro**

VP of Sales and Marketing

*He was the market director for American Solar Direct and before that, he served as vice president of sales and marketing for Heliopower.*

## RAISED $247,939 FROM 110 INVESTORS

**Robert Leckinger**

*Bob Leckinger is the president and CEO of FAFCO Inc. Leckinger is a co-inventor of FAFCO's new combined solar electric and solar heating product called CoolPV®.*

**Hyun Ji Ryu**

**James Barnish**

**Diana Vhay Ford**

*familial philanthropist, psychotherapist to the technorati*

**Prashanth Anand**

**Md Alam**

MORE INVESTORS

# DETAILS

– COLLAPSE ALL

## What is FAFCO?

We manufacture heat exchangers out of engineered polymers that are used in many energy saving applications, primarily solar thermal heating, thermal energy storage (www.icestor.com) and our latest innovation called CoolPV (www.coolpv.com). CoolPV's unique performance characteristics make it an ideal candidate to help the US in its pursuit of zero energy homes and businesses.

## When did FAFCO start?

I first conceived of FAFCO when I was an undergraduate at Dartmouth, talking with my high school friend, Dick Rhodes, who was an undergraduate at Stanford University. Our idea for a manufacturing business was to bring Silicon Valley technology to an enterprise that would "do good while doing well". Forty-seven years later, that is still the mission of our solar manufacturing company located in Chico, CA.

When we incorporated in 1972, there was no solar industry whatever, no incorporated solar companies of any sort, no trade association, essentially nothing. We pioneered the solar thermal industry in the United States. Our initial focus was on solar pool heating because solar pool heating is a thermal application that's very efficient, uses solar energy when it's most available during the warm summer, provides its own circulation and provides its own storage. Sales grew very rapidly in the 1970s and through the 1980s. Solar pool heating remains foundational to our business today.

## How has FAFCO done as far as progress since 1972?

Starting in 1972, energy prices were extremely low, but then the energy crisis of 1973-1974 came along. Energy prices began to rise, and solar pool heating became very popular based on technology that FAFCO had developed to convert fossil fuels into polymers and then use the polymers to make solar collectors. They are low cost, highly efficient, and last longer than the copper panels that had been used before.

We entered the solar water heating market in the 1980's, which grew quite rapidly until President Reagan changed our energy policy and abruptly cancelled all national solar incentives. The entire solar industry almost disappeared. FAFCO survived.

We had another surge in the 1990s when we adapted our polymer solar collectors for storage. You can think of our storage solution called IceStor (www.icestor.com) as a thermal battery that stores electricity in the form of ice. We put our polymer solar collectors into a large tank of water. Using surplus power at night, we freeze the water in the tank and the next day, when electricity is scarce and expensive, we use the ice to air condition buildings. Our thermal energy storage business in the US grew rapidly until deregulation decimated the US industry in the mid to late 1990s. Today, thermal energy storage is making a comeback in the US as storage is now recognized as essential to realizing the full potential of other renewable energy resources. Our Asian business, in countries with defined and consistent energy policies like China and Korea, continues to perform well.

Several years ago, it became clear that people around the world favored solar electric technology. It also became clear that lower natural gas prices in the US would negatively impact the growth of solar thermal. We decided to shift our focus and pursue a combined solar thermal and solar electric panel we started working on in the late 1990's. That product, called CoolPV, has seen two years of exponential sales growth in the US.

In 2000, we bought land, built a 50K square foot building specialized in making polymer heat exchangers, and moved to Chico, California. We benefit substantially from our close relationship with CSU Chico, especially the engineering talent developed by the university.

### What is CoolPV?

CoolPV (www.coolpv.com) is an enhanced solar electric panel that generates electricity and heats water using the same panel on the same valuable solar roof space. Because CoolPV cools the solar electric module, it can increase the electrical output of the PV module by up to 20%. Including the thermal energy, CoolPV generates up to four times the power of PV alone and can convert 60% of the sun's energy into usable power compared to just 20% for PV alone.

FAFCO's approximate 200,000 solar swimming pool customers are an ideal place to start to sell CoolPV using our dealer-direct channel. There are several other large and attractive markets for CoolPV. These include solar water heating for homes and businesses and pre-heating water for commercial and industrial applications like laundromats and food processing plants around the world. A developing market for CoolPV involves its use with ground-sourced heat pumps to heat water and homes. In countries like Korea where we are establishing our first international licensee, CoolPV could play a significant role contributing to their energy independence.

### When did you decide to combine solar thermal and solar electric?

We first combined solar thermal and electric into one panel in the 1990's. The development was resumed with a US Navy contract in 2012. To date, we have invested approximately $2M to develop CoolPV. CoolPV is tested, certified, class A fire rated, and locally code compliant. It was introduced to the market in late 2015.

### Why focus on swimming pools?

Since we have direct access to an estimated $221M US swimming pool market, it seemed like the best place to start. We began selling through our established dealer network to our existing 200K customers. We will start selling to our competitor's 600K customers and the rest of the 5.1M solar eligible swimming pool owners soon.

CoolPV addresses two critical needs faced by all pool owners. An unheated pool is essentially and unused pool, and the cost to heat a pool using natural gas is several thousand dollars per year. CoolPV uses the sun's energy to heat the pool for free. Pools also use a substantial amount of electric power to run the pool pump. Cooling the PV panels in CoolPV systems provides more electricity than standard PV alone. Finally, CoolPV provides the thermal and electrical energy with a single, aesthetically pleasing system that maximizes the energy production on a home's most valuable roof space.

Swimming pools are just a start. 33% of the energy used in the US is directly consumed for heating water and spaces. Nine million water heaters are replaced in the US every year. There are many other commercial and industrial applications where CoolPV can be used to offset a significant portion of the energy we use in the US for heating fluids.

### How does your product make its way from manufacturing to people's homes?

Our products are made in Chico, CA. Today, we sell to the US pool market using our dealer direct selling channel to access FAFCO's 200K existing solar pool heating customers. There are an additional 600K solar pool heating systems that have been sold by our direct competitors. There are a total of 5.1M in-ground pools in the US, and we believe over half are eligible for solar heating systems like CoolPV. Starting in 2018 we intend to begin selling to the US military and global commercial CoolPV markets.

There are two paths for rapid growth. As regional markets develop, we intend to license our CoolPV assembly machines and provide the essential polymer heat exchangers to each licensee who will optimize CoolPV sales in their respective markets. We expect to sign an agreement with our first CoolPV licensee for Korea in April of this year. They plan to integrate CoolPV with ground source heat pumps and use the energy produced to heat water and homes.

Another option for growth would be an acquisition of FAFCO by a large PV manufacturing company. That would allow FAFCO to do what it does best – produce polymer heat exchangers. In turn, it would allow the large multinational PV company to do what it does best – manufacture, distribute, and sell PV modules worldwide. The benefits from an economy of scale standpoint are obvious.

For now, we are focused on growing FAFCO organically.

### How much does a CoolPV system cost, and when does it start actually become economical? ^

Using the following assumptions, a CoolPV system is actually less expensive today than the cost of two separate systems after the federal investment tax credit:

· 5kW PV system installed at $4.00/W
· Solar pool heating system installed for $7500
· 5kW CoolPV system installed at $5.75/W

View the full comparison here.

So you can see, there are instances right now where CoolPV is financially compelling. One of the best features of CoolPV is it uses off-the-shelf PV modules and thus, as PV prices continue to decline, FAFCO and its customers automatically benefit from falling costs. While the majority of the capital we raise will be used to build our sales team and provide working capital for our growth, part of the capital we are raising will be used to further reduce the non-PV module costs of CoolPV.

### How has the new system been received by people, and have you seen a growth in revenue in the last 24 months since you launched? ^

CoolPV has been very well received by our dealers and end-users. The performance of CoolPV has either met or exceeded expectations. Customers are satisfactorily saving energy and heating their pools as promised.

Our sales have grown exponentially from $57K in 2015 to $570K in 2016. We are all excited by the opportunity for CoolPV as we expand our sales efforts into the very large and growing $10B US solar electric market. We look forward to building our sales team. We plan to add sales to the military and / or commercial markets in 2018.

### What keeps you up at night? ^

The things I cannot control keep me up at night. I had no control when President Reagan eliminated the solar tax credits in the 1980's. I couldn't control electrical deregulation in the 1990's. I can neither control nor even guess what President Trump may do.

I do believe the US solar industry is here to stay and grow. The solar industry currently employees 275K people and is universally popular with the American people.

We have largely retired the product performance and durability risk. Now our task is mostly execution. Rapid growth requires agile execution to build our sales team and reduce cost. I think we are well prepared to deliver on the CoolPV promise.

### What is it going to take for dealers to start selling CoolPV to everyone and being the de facto heating solution for anyone with a pool?

Our dealer in Sarasota told his first CoolPV customer that, “in ten years all solar pool heating systems will also generate electrical power - why wait?” We believe CoolPV is making that happen by becoming the obvious alternative to solar thermal heating only, solar electric only or both systems installed separately. As we drive the cost of CoolPV down with sales volume and capital equipment investment, we expect a CoolPV system will become the most preferred alternative.

### What keeps other companies from copying you? Do you have patents?

CoolPV has been trademarked, URL domains have been secured, and patents are pending. That said, the heart of CoolPV is the trade secrets and expertise we have gained in making two million polymer heat exchangers over nearly fifty years. A highly specialized version of that heat exchanger is used for CoolPV.

Further, we have a tremendous head start in integrating our technology with solar electric and developing the sales and installation methods, documents, and training systems that anyone who wanted to copy us would have to produce. We have first mover advantage, stress continuous improvement in all functions, and prefer to obsolete our own technology whenever we can.

### Who makes up your team, and what is your experience?

*Freeman Ford* has served as our chairman and a director since 1972. Mr. Ford served as an outside board member of HB Fuller for nearly thirty years, chaired the finance committee, and served on the audit committee. Mr. Ford was president of the Solar Energy Industry Trade association, holds a Master’s degree from Stanford Business School and graduated from Dartmouth College in 1963 before flying for the Navy in Viet Nam. He is married, has four children and ten grandchildren, and is a proud owner of a CoolPV system himself.

*Bob Leckinger* has served as our president since June 2008 and as CEO and a director since June 2016. Mr. Leckinger is a co-inventor of our new combined solar electric and solar heating product called CoolPV®. Prior to joining us, Mr. Leckinger was the vice president and general manager of Worthington Precision Metals and held several key management, engineering and operations positions with Hitco Carbon Composites and Pratt and Whitney, a division of United Technologies Corporation. Mr. Leckinger holds a BS in engineering from Purdue University, an MBA from Santa Clara University (Beta Gamma Sigma), and was certified in production and inventory management (CPIM) through APICS.

*Phil DelNegro* joined the our team in February of 2017
as vice president of sales and marketing. Prior to joining us, Mr. Del Negro was the market director for American Solar Direct from June of 2016 until February 2017. Before that, he served as vice president of sales and marketing and residential director of sales for Heliopower from September 2014 until June 2016. In 2014, Mr. DelNegro served as a regional sales manager with Verengo Solar. Mr. DelNegro also served in an executive capacity with Suntrek Solar Industries, Specialty Pool Products, Leslie's Poolmart and Blue Haven Pools & Spas. His diverse and thorough background has given Mr. DelNegro significant insight into the home improvement industry and familiarity with sales and marketing best practices both in the "backyard and the boardroom". Mr. DelNegro holds a BSBA in Marketing from Western New England University and an MBA from the University of Phoenix with a concentration on e-Business.

*Terra Ayers* is a dynamic operations executive with
over eighteen years of progressive human resources, materials, lean manufacturing and management experience. Ms. Ayers joined us in 2007 after earning an MBA from California State University, Chico. She is currently our vice president of operations. Before joining us, Ms. Ayers worked in procurement for a large contract manufacturer and in human resources for two subsidiaries of Johnson & Johnson. Her specialties include waste reduction, team building, culture development, project management and community outreach.

*Bruce McCaul* has served as a Director since April 2013. Since December 1996, he has also served as the President of Oxigraf, Inc., a manufacturer of oxygen analyzers based on tunable diode laser spectroscopy. From 1987 to 1990, Mr. McCaul served as CEO of ILC Technology, a NASDAQ public company manufacturing lamps for lasers, medical fiberscopes, and spacecraft and silicon photodiodes for various applications. From 1970 to 1983, Mr. McCaul was the CEO of Molectron Corporation, a manufacturer of scientific tunable lasers, infrared detectors, and medical lasers. Mr. McCaul holds a B.S. from Yale, MBA from Harvard, and Ph.D. in physics from Stanford.

*David Ford* has served as a director since February 1999. Between 2005 and the present, he has served as Senior Managing Partner for Gartner Consulting, Technology & Strategic Practice, North America, where he focuses on go-to-market strategies for tier one technology vendors and runs the Global Market Diligence Practice.

## ASK A QUESTION

Type your question here...

ASK QUESTION

**Kristaps Soms** Mar 31

1)In your offering statement you write "In 2014, after two profitable years it became clear that our solar water heating business segment was coming to an end..." what were the main reasons why you did not drop totally off this segment and decided still to drag along in you product this feature and not only focus on electrical part of panels?
2) What are your solar panel advantages against other competitors, except water heating part, compared e.g. say Rayton Solar?
3) Don't you think that share price is little bit to high even with the early bird discount as you still have "exit wounds" from previous business focus and as you wrote that this year is more or less pivotal year?
Thank you for your answers.



**Robert Leckinger** President & CEO EMPLOYEE Apr 4

Dear Kristaps –
Sorry for the slow response. We ran into a few technical difficulties with the Q&A that I believe we've ironed out.

CoolPV needs a water source to cool the PV module and increase its electrical output. Whether the heat from the PV module is used to heat a pool or heat domestic water, it's a load for the heat that makes CoolPV what it is. Further, the power produced by CoolPV is up to 4x greater than the electrical power produced by standard solar alone, and the increase is all due to thermal energy.

We have no current plans to reenter the domestic water heating market, but if a value proposition develops for domestic water heating, we would consider combining CoolPV with our water heating technology and introducing a product for that segment of the market.

We decided to launch CoolPV with Solarworld's Protect module because the j-box on the panel allowed the greatest contact surface area for the thermal heat exchanger. We also viewed the glass back sheet of the Protect module as a lower initial risk for launch. Further, we found Solarworld to be a very willing partner at a time when everyone else in the PV industry was busy and had no time for us. I also really like the thirty-year performance guarantee Solarworld offers on Protect.

In theory, any PV module with enough contact surface area for our polymer heat exchanger would work well. We are conducting tests with a polymer backed PV module and looking at 72 cell modules for future product extensions.

I really appreciate your concern over our valuation. CoolPV sales grew exponentially from 2015 to 2016. Since we believe we are selling into a $221M US solar pool heating market, we believe there is tremendous room for growth. A good rule of thumb is to value a rapidly growing manufacturing business at some multiple of sales. Therefore, combining a $221M market with our exponential sales growth leads us to believe the valuation is fair for both FAFCO and our investors.

LIKE

**Kurt Yordy** Apr 7

3 lines of questioning: 1)You state that part of your valuation is based on selling into a 221 million dollar pool heating market. If that is the market, how do you compare to your competition in regards to price? 2) you state the increased energy output based on the thermal component, but has the actual electrical output been measured? What increases are observed? 3) What is the weight per square foot with your panels compared to a traditional PV panel? Will having 28 panels of your tech on a roof cause possible increased structural engineering issues for your customers and installers?



**Robert Leckinger** President & CEO EMPLOYEE Apr 7

Kurt –

To my knowledge, there really isn't a viable competitor for CoolPV right now even though there are many companies with PVT solutions. In solar pool heating applications, I believe we perform better than the rest of the competition that's been third party certified by the Solar Rating and Certification Corporation (SRCC) and passed the Class A fire rating tests in California. We don't have solid information on prices for the competition, but based on anecdotal information, we believe we are about 25% less expensive.

We have measured the improved electrical output of CoolPV. We monitored our first small above ground pool installation over a full year and measured a 2% increase. While that doesn't seem like much, PV manufacturers are spending hundreds of millions of dollars to increase the efficiency of their modules by even one percent. Dealers are reporting 4% to 5% increases in electrical performance of their CoolPV systems. One dealer in FL compared the electrical output of his CoolPV installation to several other PV installations he was tracking. He reported that CoolPV hands down outperformed his other systems during the test period. When we ran a constant load of cool water through CoolPV in our test lab, we measured the 20% increase. Actual results for everyone will vary depending on the load for the thermal energy and the weather.

When we designed CoolPV, we made sure that it would install on the roof exactly like any standard PV module. You can use any inverter on the market with CoolPV. While we are currently certified with UNIRAC for our racking system, we believe CoolPV will integrate with most racking systems being sold today.

Finally, the weight of CoolPV on a roof is just under 4 PSF. That means CoolPV installations do not need wet stamped engineered drawings to get a permit. There are no structural issues associated with installing 28 CoolPV panels on any type of roof that I am aware of.

LIKE

MORE QUESTIONS

## RISKS SPECIFIC TO FAFCO

**1.** An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.... **READ MORE**

## OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

## THE FUNDING PORTAL

FAFCO is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$500 min INVEST

Can I change my mind and get a refund?

How is Wefunder compensated?

Have another question?

3rd

# Bob Leckinger

President at FAFCO Inc.

FAFCO Inc. • Santa Clara University - Leavey School of Business

Chico, California Area • 470

Send InMail | Connect

## Experience

**President and CEO**
FAFCO Inc.
Jun 2005 – Present • 11 yrs 10 mos • Chico, California Area

**Vice President and General Manager**
Worthington Precision Metals
Sep 2001 – Aug 2004 • 3 yrs • Mentor, Ohio

**Business Line Mgr / General Mgr**
HITCO Carbon Composites
1996 – 2001 • 5 yrs • Gardena, CA

## Education

**Santa Clara University - Leavey School of Business**
Master of Business Administration (MBA)
1989 – 1992
Activities and Societies: Beta Gamma Sigma

**Purdue University**
BS, Aeronautical and Astronautical Engineering
1983 – 1986

## Featured Skills & Endorsements

Manufacturing · 36 — Endorsed by **7 of Bob's colleagues at FAFCO, Inc.**

Product Develop... · 27 — Endorsed by **4 of Bob's colleagues at FAFCO, Inc.**

Strategic Planning · 22 — Endorsed by **Fred Richie, who is highly skilled at this**
Endorsed by **4 of Bob's colleagues at FAFCO, Inc.**

View 39 more

## Accomplishments

2 **Certifications**
Certified in Production and Inventory Management (CPIM)

See more certifications

1 **Honor & Award**
Chico Executive Group 2015 Most Valuable Player

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## Interests

**Santa Clara University - Leavey School of Business**
10,487 followers

**Solar Energy Professionals - PV & Thermal**
110,879 members

**SOLAR THERMAL POWER**
5,918 members

**PGA TOUR**
44,152 followers

**FAFCO, Inc.**
297 followers

**Northern California Golf Association and Poppy Holding INC.**
307 followers

See all

## Contact and Personal Info

Bob's Profile

Show more

## People Also Viewed

**Melissa DeRoso** • 3rd
Operations Manager at Fafco Solar

**Moises Lizama** • 3rd
IT Technician at FAFCO, Inc.

**J.D. Tenuta** • 3rd
at

**Alejandro Velazquez** • 3rd
Graduate Student at UC Davis

**Alex Ward** • 3rd
Engineering Manager at FAFCO, Inc.

**Sangjoon Park** • 3rd
Retail Professional

**James Holden, EIT** • 3rd
Engineer at FAFCO, Inc.

**Kayleigh Plank**
Clerk II at Hewlett Packard Enterprise

**Dong Hyun Chon, PhD., PE.**
Wastewater Plant Operations Engineer at City of Grand Island

**Dale Drury** • 3rd
USA OEM Account Mgr., Solar Thermal/Sensor, HWR & Spa at Grundfos Pumps Corporation



3rd

# Bruce McCaul

Owner, Oxigraf

Oxigraf • Stanford University

San Francisco Bay Area • 131

Send InMail | Connect

## Experience

**Owner**
Oxigraf
1996 – Present • 21 yrs

**CEO**
ILC Technology
1986 – 1990 • 4 yrs

## Education

**Stanford University**
Ph.D., Physics
1961 – 1969

**Harvard Business School**
Master of Business Administration (MBA)
1964 – 1966

**Yale University**
Bachelor of Science (B.S.), Physics
1961

## Featured Skills & Endorsements

**Product Develop...** · 13
Endorsed by **Paul Weyn and 1 other who is highly skilled at this**
Endorsed by **3 of Bruce's colleagues at Oxigraf, Inc.**

**Sensors** · 11
Endorsed by **3 of Bruce's colleagues at Oxigraf, Inc.**

**R&D** · 10
**John Everitt Ballard and 9 connections** have given endorsements for this skill

View 17 more

## Interests

**Pulse**
1,496,086 followers

**Stanford University**
371,220 followers

**Yale University Careers**
154,532 followers

**Stanford University**
427,736 followers

**Harvard Business School**
249,012 followers

**Yale University**
152,697 followers

See all

## Contact and Personal Info

Bruce's Profile

Show more

## People Also Viewed

**Xing Chao** • 3rd
Chief Scientist at Oxigraf, Inc.

**Jack Everett** • 3rd
Sr Electronic Engineer at Oxigraf Inc

**David Hovda** • 3rd
President and CEO at Simplify Medical

**Miles Rosen** • 3rd
CEO at Pelvalon

**Chris Thacker** • 3rd
Product Manager at Oxigraf

**Bob Scheidegger** • 3rd
President, Control Systems Design & Automation

**Colin Hanson** • 3rd
President/CEO at Sensortech Systems, Inc.

**Bob Barnebey**
President at Amcon Controls, Inc.

**Robert Murray** • 3rd
President at R.J. Murray Company, Inc.

**Bharat Naik** • 3rd
President

3rd

# David Ford

Senior Managing Partner Gartner Inc

Gartner, Inc • Peter F. Drucker School of Management

Greater Los Angeles Area • 500+

Send InMail Connect

Wide range of experience helping large enterprise software, hardware, and IT professional services vendors with go to market and internal IT strategies. Clients also include IT vendors, private equity, venture capital, and … See more

## Experience

**Managing Partner**
Gartner, Inc
Jun 2005 – Present • 11 yrs 10 mos

Responsible for business development and delivery on behalf of a range of enterprise IT vendors and technology investment professionals

See less

**Board of Directors**
FAFCO Inc.
2000 – Present • 17 yrs

See description

**President**
DIFO Corp
2003 – 2005 • 2 yrs

**Director of Strategy Consulting**
Viant Consulting
2000 – 2003 • 3 yrs

**Marketing Specialist**
HB Fuller
1995 – 1998 • 3 yrs

## Education

**Peter F. Drucker School of Management**
MBA, Strategy and Finance
1998 – 1999

**New York University**
MA, English Literature
1991 – 1994

**UCSB**
BA, English Literature
1985 – 1990

## Featured Skills & Endorsements

Management Con… · 27
Endorsed by Harvey Stotland and 2 others who are highly skilled at this
Endorsed by 9 of David's colleagues at Gartner

Competitive Anal… · 19
Endorsed by 6 of David's colleagues at Gartner

Market Research · 13
Endorsed by 5 of David's colleagues at Gartner

View 4 more

## Interests

**Pulse**
1,496,086 followers

**University of California, Santa Barbara**
176,017 followers

**New York University**
454,923 followers

**Gartner**
366,265 followers

**University of California, Santa Barbara**
168,906 followers

**New York University**
432,538 followers

## Contact and Personal Info

David's Profile

Show more

## People Also Viewed

**Maria Dall** • 3rd
Managing Partner at Gartner

**Bill Delaney** • 3rd
Senior Managing Partner at Gartner

**Richard Nessel** • 3rd
Senior Managing Partner at Gartner Consulting

**Brian Kendrick** • 3rd
Managing Partner at Gartner

**Anthony Henderson** • 3rd
Managing Partner - Gartner Consulting

**Joseph D Teplitz** • 3rd
Managing Partner, Integrative Strategies, LLC

**Irma Fabular** • 3rd
Vice President and Senior Managing Partner

**Constance Wong** • 3rd
Managing Partner at Gartner

**Priya Mehra** • 3rd
Senior Director at Gartner

**Alan Stewart** • 3rd
Managing Partner at Gartner

2nd

# Freeman Ford

Chairman and Founder at Fafco Inc.

Fafco Inc. • Stanford University

San Francisco Bay Area • 500+

Send InMail | Connect

With an undergraduate degree from Dartmouth, Freeman flew for the Navy in Viet Nam and started Fafco in 1969. He served on the board of HB Fuller, a Fortune 500 adhesives company, for 28 years. Freeman graduated fr… See more

## Highlights

**1 Mutual Connection**
You and Freeman both know Phoebe Wang

## Freeman's Activity

502 followers

+ Follow

I built COOLPV yesterday!!
Freeman liked

Is Trump Killing Solar?
Freeman shared

See all activity

## Experience

**Chairman and Founder**
Fafco Inc.

Supporting our president and his team to continue disruptive innovation resulting in profitable sales growth to do good while doing well

See less

**Outside Director**
H B Fuller
1976 – 2005 • 29 yrs

**former board member**
HB Fuller
1976 – 2005 • 29 yrs

See description

## Education

**Stanford University**
MS, Business
1979 – 1980

**Stanford University Graduate School of Business**
BS, business
1979 – 1980

**Dartmouth College**
AB, Economics
1959 – 1963

## Featured Skills & Endorsements

Business Develop… · 3 — Endorsed by 2 of Freeman's colleagues at FAFCO, Inc.

Business Strategy · 2 — Rich Fesler and 1 connection have given endorsements for this skill

Strategic Planning · 1 — Jeffrey Saitta has given an endorsement for this skill

View 7 more

## Interests

**Solar Energy Professionals - PV & Thermal**
110,879 members

**Stanford University**
371,220 followers

**FAFCO, Inc.**
297 followers

**H.B. Fuller**
33,836 followers

**Dartmouth College**
60,920 followers

**Dartmouth College**
63,109 followers

See all

## Contact and Personal Info

Freeman's Profile, Websites, and Birthday

Show more

## People Also Viewed

**Bob Leckinger** • 3rd
President at FAFCO Inc.

**Chul Park** • 3rd
Associate Professor at the University of Massachusetts Amherst

**Andrew Libby, EIT** • 3rd
Engineer at FAFCO

**Rachel Gilmore** • 3rd
HR and Administrative Specialist at FAFCO, Inc.

**Alejandro Velazquez** • 3rd
Graduate Student at UC Davis

**Terra Ayers** • 3rd
Vice President of Operations at FAFCO, Inc.

**Sangjoon Park** • 3rd
Retail Professional

**Dong Hyun Chon, PhD., PE.**
Wastewater Plant Operations Engineer at City of Grand Island

**Larry Alford** • 3rd
40 Years Electric Utility Experience in Power Generation, Distributed Generation & CHP, Electric Vehicles, Fuel Cells

**James Holden, EIT** • 3rd
Engineer at FAFCO, Inc.